                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*



                               McKesson HBOC, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58155Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which
this Schedule is filed:                                       [ ]  Rule 13d-1(b)
                                                              [X]  Rule 13d-1(c)
                                                              [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562


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CUSIP No. - 58155Q103                SCHEDULE 13G             Page 2 of 13 Pages
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1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ESL Partners, L.P., a Delaware limited partnership
       22-2875193
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OR ORGANIZATION

       Delaware
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            NUMBER OF              5     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                        5,864,118
            OWNED BY               ---------------------------------------------
              EACH                 6     SHARED VOTING POWER
           REPORTING                          0
             PERSON                ---------------------------------------------
              WITH                 7     SOLE DISPOSITIVE POWER

                                              5,864,118
                                   ---------------------------------------------

                                   8     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,323,816*
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

       N/A
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.73%*
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

*ESL disclaims beneficial ownership of all shares that are beneficially owned by Ziff, and the filing of this Schedule 13G shall not be construed as an admission that ESL is a member of a group with Ziff. All defined terms used herein are defined below.

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CUSIP No. - 58155Q103                SCHEDULE 13G             Page 3 of 13 Pages
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1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OR ORGANIZATION

       Bermuda
--------------------------------------------------------------------------------

            NUMBER OF              5     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                        1,299,162
            OWNED BY               ---------------------------------------------
              EACH                 6     SHARED VOTING POWER
           REPORTING                          0
             PERSON                ---------------------------------------------
              WITH                 7     SOLE DISPOSITIVE POWER

                                              1,299,162
                                   ---------------------------------------------

                                   8     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,323,816*
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

       N/A
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.73%*
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

       CO
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*Limited disclaims beneficial ownership of all shares that are beneficially owned by Ziff, and the filing of this Schedule 13G shall not be construed as an admission that Limited is a member of a group with Ziff. All defined terms used herein are defined below.


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CUSIP No. - 58155Q103                SCHEDULE 13G             Page 4 of 13 Pages
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1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ESL Institutional Partners, L.P., a Delaware limited partnership
       06-1456821
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OR ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

            NUMBER OF              5     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                        213,700
            OWNED BY               ---------------------------------------------
              EACH                 6     SHARED VOTING POWER
           REPORTING                          0
             PERSON                ---------------------------------------------
              WITH                 7     SOLE DISPOSITIVE POWER

                                              213,700
                                   ---------------------------------------------

                                   8     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,323,816*
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

       N/A
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.73%*
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

       PN
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*Institutional disclaims beneficial ownership of all shares that are beneficially owned by Ziff, and the filing of this Schedule 13G shall not be construed as an admission that Institutional is a member of a group with Ziff. All defined terms used herein are defined below.


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CUSIP No. - 58155Q103                SCHEDULE 13G             Page 5 of 13 Pages
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1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ESL Investors, L.L.C., a Delaware limited liability company
       13-4095958
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OR ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

            NUMBER OF              5     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                        1,589,520
            OWNED BY               ---------------------------------------------
              EACH                 6     SHARED VOTING POWER
           REPORTING                          0
             PERSON                ---------------------------------------------
              WITH                 7     SOLE DISPOSITIVE POWER

                                              1,589,520
                                   ---------------------------------------------

                                   8     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,323,816*
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

       N/A
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.73%*
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

*Investors disclaims beneficial ownership of all shares that are beneficially owned by Ziff, and the filing of this Schedule 13G shall not be construed as an admission that Investors is a member of a group with Ziff. All defined terms used herein are defined below.

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CUSIP No. - 58155Q103                SCHEDULE 13G             Page 6 of 13 Pages
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1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CBL Partners, L.P., a Delaware limited partnership
       06-1526810
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OR ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

            NUMBER OF              5     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                        6,606,527
            OWNED BY               ---------------------------------------------
              EACH                 6     SHARED VOTING POWER
           REPORTING                          0
             PERSON                ---------------------------------------------
              WITH                 7     SOLE DISPOSITIVE POWER

                                              6,606,527
                                   ---------------------------------------------

                                   8     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,323,816*
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

       N/A
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.73%*
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

       PN
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*CBL disclaims beneficial ownership of all shares that are beneficially owned by
Ziff, and the filing of this Schedule 13G shall not be construed as an admission that CBL is a member of a group with Ziff. All defined terms used herein are defined below.


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CUSIP No. - 58155Q103                SCHEDULE 13G             Page 7 of 13 Pages
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1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ziff Asset Management, L.P., a Delaware limited partnership
       13-3791746
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OR ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

            NUMBER OF              5     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                        750,789
            OWNED BY               ---------------------------------------------
              EACH                 6     SHARED VOTING POWER
           REPORTING                          0
             PERSON                ---------------------------------------------
              WITH                 7     SOLE DISPOSITIVE POWER

                                              750,789
                                   ---------------------------------------------

                                   8     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       750,789*
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

       N/A
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.26%*
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

       PN
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*Ziff disclaims beneficial ownership of all shares that are beneficially owned by ESL, Limited, Institutional, Investors and CBL, and the filing of this
Schedule 13G shall not be construed as an admission that Ziff is a member of a group with ESL, Limited, Institutional, Investors and CBL. All defined terms used herein are defined below.


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CUSIP No. - 58155Q103                SCHEDULE 13G             Page 8 of 13 Pages
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Item 1(a)         Name of Issuer:

                  McKesson HBOC, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  One Post Street, McKesson Plaza
                  San Francisco, CA 94104

Item 2(a)         Names of Persons Filing:

                  ESL Partners, L.P.
                  ESL Limited
                  ESL Institutional Partners, L.P.
                  ESL Investors, L.L.C.
                  CBL Partners, L.P.
                  Ziff Asset Management, L.P.

Item 2(b)         Addresses of Principal Business Offices:

                  ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C. and
                  CBL Partners, L.P.:
                  One Lafayette Place
                  Greenwich, CT 06830

                  ESL Limited
                  Hemisphere House
                  9 Church Street
                  Hamilton, Bermuda

                  Ziff Asset Management, L.P.:
                  c/o PBK Holdings, Inc.
                  283 Greenwich Avenue
                  Third Floor
                  Greenwich, CT 06830

Item 2(c)         Citizenship:

                  ESL Partners, L.P. - Delaware
                  ESL Limited -- Bermuda
                  ESL Institutional Partners, L.P. - Delaware
                  ESL Investors, L.L.C. - Delaware
                  CBL Partners, L.P. - Delaware
                  Ziff Asset Management, L.P. - Delaware

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share


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CUSIP No. - 58155Q103                SCHEDULE 13G             Page 9 of 13 Pages
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Item 2(e)         CUSIP Number:

                  58155Q103

Item 3            Status of Persons Filing:

                  (a)    [  ] Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78o);

                  (b)    [  ] Bank as defined in section 3(a)(6) of the Act
                              (15 U.S.C. 78c);

                  (c)    [  ] Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c);
                  (d)    [  ] Investment company registered under section 8 of
                              the Investment Company Act of 1940
                              (15 U.S.C. 80a-8);

                  (e)    [  ] An investment adviser in accordance with Section
                              240.13d-1(b)(1)(ii)(E);

                  (f)    [  ] An employee benefit plan or endowment fund in
                              accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g)    [  ] A parent holding company or control person in
                              accordance with Section 240.13d-1(b)(1)(ii)(G);

                  (h)    [  ] A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act
                              (12 U.S.C. 1813);

                  (i)    [  ] A church plan that is excluded from the definition
                              of an investment company under section 3(c)(14)
                              of the Investment Company Act of 1940
                              (15 U.S.C. 80a-3).

                  (j)    [  ] Group, in accordance with Section
                              240.13d-1(b)(1)(ii)(J).

Item 4            Ownership:

                  (a) Amount Beneficially Owned: 16,323,816 shares of Common
                      Stock, par value $.01 per share.

                  This statement is filed on behalf of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), CBL Partners, L.P., a Delaware limited partnership ("CBL"), and Ziff Asset Management, L.P. ("Ziff") (collectively, the "Item 2 Persons"). The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company, is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company, is the general partner of Institutional. RBS Partners, L.P. is the manager of Investors. Investments is the general partner of CBL. PBK Holdings, Inc., a Delaware corporation, is the general partner of Ziff. In the aforementioned capacities, ESL, Limited, Institutional, Investors, CBL and Ziff each may be deemed to be the beneficial owner of the shares of McKesson HBOC, Inc. common stock ("Common Stock") beneficially owned by the other Item 2 Persons; PROVIDED, HOWEVER, Ziff disclaims beneficial ownership of all shares that are beneficially owned by ESL, Limited, Institutional, Investors and CBL; and the filing of this Schedule 13G shall not be construed as an admission that Ziff is a member of a group with ESL, Limited, Institutional, Investors and CBL; PROVIDED FURTHER, ESL, Limited, Institutional, Investors and CBL each disclaim beneficial ownership of all shares that are beneficially owned by Ziff, and the filing of this Schedule 13G shall not be construed as an admission that ESL, Limited, Institutional, Investors and CBL are members of a group with Ziff.

                  As of March 20, 2001, the Item 2 Persons beneficially owned an aggregate of 16,323,816 shares of Common Stock as follows: (i) ESL was the record owner of 5,864,118 shares of Common Stock;
                  (ii) Limited was the record owner of 1,299,162 shares of Common Stock; (iii) Institutional was the record owner of 213,700 shares of Common Stock; and (iv) Investors was the record owner of 1,589,520 shares of Common Stock; (v) CBL was the record owner of 6,606,527 shares of Common Stock; (vi) Ziff was the record owner of 750,789 shares of Common Stock.


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CUSIP No. - 58155Q103                SCHEDULE 13G            Page 10 of 13 Pages
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                  (b)    Percent of Class:  5.73%.

                  (c)    Number of shares as to which each person has:

                         (i)   sole power to vote or to direct the vote:

                                    See Item 5 of each cover page.

                         (ii)  shared power to vote or to direct the vote: 0

                         (iii) sole power to dispose or to direct the
                               disposition of:

                                    See Item 7 of each cover page.

                         (iv) shared power to dispose or to direct the disposition of: 0

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by The Parent Holding Company or Control Person:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  See Item 4(a).

Item 9            Notice of Dissolution of Group:

                  This amendment has been filed to report that any group that may have existed between the Item 2 Persons, on the one hand, and MSD Portfolio L.P. - Investments, RPKS Investments, LLC, Triple Marlin Investments, LLC and MSD Portfolio, L.P. - MSD Personal Income (collectively, the "MSD Parties"), on the other hand, with regard to the holding, voting or disposing of Common Stock has been terminated as of March 20, 2001. This filing shall not be construed to be an admission that the Item 2 Persons were members of a group with one or more of the MSD Parties. All further filings by the MSD Parties with respect to transactions in Common Stock will be filed, if required, by the MSD Parties in their individual capacities.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the


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CUSIP No. - 58155Q103                SCHEDULE 13G            Page 11 of 13 Pages
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                  control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. - 58155Q103                SCHEDULE 13G            Page 12 of 13 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 2001

                                   ESL PARTNERS, L.P.

                                   By:   RBS Partners, L.P., its general
`                                        partner
                                   By:   ESL Investments, Inc., its general
                                         partner


                                         By: /s/ EDWARD S. LAMPERT
                                            ----------------------------------
                                              Edward S. Lampert
                                              Chief Executive Officer

                                   ESL LIMITED

                                   By:   ESL Investment Management, LLC,
                                         its investment manager


                                         By: /s/ EDWARD S. LAMPERT
                                            ----------------------------------
                                              Edward S. Lampert
                                              Managing Member

                                   ESL INSTITUTIONAL PARTNERS, L.P.

                                   By:   RBS Investment Management, LLC, its
                                         general partner


                                         By: /s/ EDWARD S. LAMPERT
                                            ----------------------------------
                                              Edward S. Lampert
                                              Managing Member

                                   ESL INVESTORS, L.L.C.

                                   By:   RBS Partners, L.P., its manager
                                   By:   ESL Investments, Inc., its general
                                         partner


                                         By: /s/ EDWARD S. LAMPERT
                                            ----------------------------------
                                              Edward S. Lampert
                                              Chairman


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CUSIP No. - 58155Q103                SCHEDULE 13G            Page 13 of 13 Pages
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                                   CBL PARTNERS, L.P.

                                   By:   ESL Investments, Inc., its general
                                         partner

                                         By: /s/ EDWARD S. LAMPERT
                                            ----------------------------------
                                              Edward S. Lampert
                                              Chief Executive Officer

                                   ZIFF ASSET MANAGEMENT, L.P.

                                   By:   PBK HOLDINGS, INC., its general
                                         partner

                                         By: /s/ TIMOTHY J. MITCHELL
                                            ----------------------------------
                                              Timothy J. Mitchell
                                              Vice President

                                    EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of March 20, 2001, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., CBL Partners, L.P., and Ziff Asset Management, L.P.